

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

By U.S. Mail and facsimile to (866) 877-6198

Adam Anthony
President
Aftermarket Enterprises, Inc.
933 4th Street, Unit A
Grover Beach, California 93433

> **Re: Aftermarket Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 17, 2010**
> **File No. 333-141676**

Dear Mr. Anthony:

        We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover page

1. We note your response to comment one in our letter dated August 11, 2010 and we reissue it in part. You state that your "shares trade on the OTCBB with no bid or ask price. The shares trade very sporadically and the bid price on any given day may not be

Adam Anthony
Aftermarket Enterprises, Inc.
September 21, 2010
Page 2

indicative of the actual price a stockholder could receive for their shares." On page 6 you indicate that your common stock has had no trading activity as of March 25, 2010. Please provide the time period you refer to within which there was no trading activity, considering the table on page 6 indicates that there was trading activity in 2009.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

2. We note your response to comment two in our letter dated August 11, 2010. Please provide your proposed disclosure.

Results of Operations, page 7

3. We note your response to comment three in our letter dated August 11, 2010. Please provide your proposed disclosure.

Management's Annual Report on Internal Control over Financial Reporting, page 8

4. We note your response to comment five in our letter dated August 11, 2010 and the revised disclosure in your Form 10-Q for the period ended June 30, 2010. Please provide, in clear and unqualified language, the conclusions reached by your officer on the effectiveness of your internal control over financial reporting. If you do not believe that your inadequate segregation of duties results in a material weakness of internal controls, please remove this discussion.

Changes in internal control over financial reporting, page 8

5. We note your response to comment six in our letter dated August 11, 2010 and the revised disclosure in your Form 10-Q for the period ended June 30, 2010 and we reissue the comment. Please confirm and in future filings, state, if true, that there have been no changes in internal control over financial reporting *that occurred during your last fiscal quarter (or fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting*. See Item 308T(b) of Regulation S-K.

<u>Signatures, page 14</u>

6. We note your response to comment eight in our letter dated August 11, 2010 and we reissue the comment in part. Your document must be signed in the second signature block by your principal executive officer, your principal financial officer, your principal accounting officer or controller, and at least a majority of your board of directors. See General Instruction D(2)(a) to Form 10-K. Therefore, please confirm if true, that Mr. Anthony signed this Form 10-K in his capacity as your principal financial officer and, in the future, provide his titles in addition to Director in the second signature block.

<u>Form 10-Q for the Period Ended June 30, 2010</u>

<u>Exhibit 32</u>

7. This certification must be signed by your chief executive officer and chief financial officer. Please confirm, if true, that Mr. Anthony signed in his capacity as your chief financial officer and include this title in future certifications. See 18 U.S.C. Section 1350 and Rule 13a-14(b).

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director